UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Andina Acquisition Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G0440W100

(CUSIP Number)

March 19, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0440W100	13G

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Woodland Partners

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

New York

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
145,000 shares

	6	SHARED VOTING POWER
0 shares

	7	SOLE DISPOSITIVE POWER
145,000 shares

	8	SHARED DISPOSITIVE POWER
0 shares

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
145,000 shares

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.8%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No. G0440W100	13G

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Barry Rubenstein

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
50,000 shares

	6	SHARED VOTING POWER
280,000 shares

	7	SOLE DISPOSITIVE POWER
50,000 shares

	8	SHARED DISPOSITIVE POWER
280,000 shares

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
330,000 shares

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.4%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. G0440W100	13G

1		NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Marilyn Rubenstein

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐

(b) ☐

3.		SEC USE ONLY

4		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

Number of Shares Beneficially Owned By Each Reporting Person With	5	SOLE VOTING POWER
0 shares

	6	SHARED VOTING POWER
280,000 shares

	7	SOLE DISPOSITIVE POWER
0 shares

	8	SHARED DISPOSITIVE POWER
280,000 shares

9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
280,000 shares

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.4%

12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1.

	(a)	Name of Issuer:

Andina Acquisition Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

Carrera 10 No. 28-49
Torre A. Oficina 20-05
Bogota, Columbia
57-1-281-1811

Item 2.

1.	(a)	Name of Person Filing:	Woodland Partners
	(b)	Address of Principal Business Office, or, if none, Residence:
68 Wheatley Road
Brookville, New York11545
	(c)	Place of Organization:	New York
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G0440W100

2.	(a)	Name of Person Filing:	Barry Rubenstein
	(b)	Address of Principal Business Office, or, if none, Residence:
68 Wheatley Road
Brookville, New York11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G0440W100

3.	(a)	Name of Person Filing:	Marilyn Rubenstein
	(b)	Address of Principal Business Office, or, if none, Residence:
68 Wheatley Road
Brookville, New York11545
	(c)	Citizenship:	United States
	(d)	Title of Class of Securities:	Ordinary Shares, par value $0.0001
	(e)	CUSIP Number:	G0440W100

Item 3.	If this statement is filed pursuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C.78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment

Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4.	Ownership.

                                The reporting persons purchased units (the “Units”). Each Unit consists of one Ordinary Share, par value $0.0001 (“Ordinary Shares”), and one redeemable warrant (the “Warrant”). Each Warrant entitles the holder to purchase one Ordinary Share at a price of $8.00. Each Warrant will become exercisable upon the later to occur of (i) the completion of an initial business combination and (ii) one year from March 16, 2012, and expires three years after the completion of an initial business combination, or earlier upon redemption.

The percentages of beneficial ownership shown below are based on 5,150,000 Ordinary Shares outstanding as reported in the Issuer’s Form 8-K, dated March 28, 2012.

1.	Woodland Partners:
	(a)	Amount Beneficially Owned: 145,000[1,2] shares.
	(b)	Percent of Class: 2.8%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote: 145,000[1,2] shares.
		(ii)	shared power to vote or to direct the vote: 0 shares.
		(iii)	sole power to dispose or to direct the disposition of: 145,000[1,2] shares.
		(iv)	shared power to dispose or to direct the disposition of: 0 shares.

2.	Barry Rubenstein:
	(a)	Amount Beneficially Owned: 330,000[1,2,3,4,5,6,7] shares. Barry Rubenstein is a general partner of Woodland Partners. Mr. Rubenstein is the husband of Marilyn Rubenstein.
	(b)	Percent of Class: 6.4%

[1] Includes 145,000 Ordinary Shares held by Woodland Partners.
[2] Does not include 145,000 Ordinary Shares issuable upon the exercise of the Warrants held by Woodland Partners.
[3] Includes 50,000 Ordinary Shares held by the Barry Rubenstein Rollover IRA account.
[4] Does not include 50,000 Ordinary Shares issuable upon the exercise of the Warrants held by the Barry Rubenstein Rollover IRA account.
[5] Includes 135,000 Ordinary Shares held in a joint account by Barry Rubenstein and Marilyn Rubenstein.
[6] Does not include 135,000 Ordinary Shares issuable upon the exercise of the Warrants held in a joint account by Barry Rubenstein and Marilyn Rubenstein.
[7] The reporting person disclaims beneficial ownership of these securities except to the extent of his/her equity interest therein.

(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 50,000[3,4] shares.
(ii) shared power to vote or to direct the vote: 280,000[1,2,5,6,7] shares.
(iii) sole power to dispose or to direct the disposition of: 50,000[3,4] shares.
(iv) shared power to dispose or to direct the disposition of: 280,000[1,2,5,6,7] shares.

3.	Marilyn Rubenstein:
(a) Amount Beneficially Owned: 280,000[1,2,5,6,7] shares. Marilyn Rubenstein is a general partner of Woodland Partners. Marilyn Rubenstein is the wife of Barry Rubenstein.
(b) Percent of Class: 5.4%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 0 shares.
(ii) shared power to vote or to direct the vote: 280,000[1,2,5,6,7] shares.
(iii) sole power to dispose or to direct the disposition of: 0 shares.
(iv) shared power to dispose or to direct the disposition of: 280,000[1,2,5,6,7] shares.

A Joint Filing Agreement is attached hereto as Exhibit A.

Item 5.	Ownership of Five Percent or Less of a Class.

                                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Instruction:	Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below each party certifies that, to the best of his/her/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2012

WOODLAND PARTNERS

By:	/s/ Barry Rubenstein

Barry Rubenstein, a General Partner

/s/ Barry Rubenstein

Barry Rubenstein

/s/ Marilyn Rubenstein

Marilyn Rubenstein

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT A
JOINT FILING AGREEMENT

                    The undersigned hereby agree that the Statement on Schedule 13G with respect to the securities of Andina Acquisition Corporation and any further amendments thereto executed by each and any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                    This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Dated: March 28, 2012

WOODLAND PARTNERS

By:	/s/ Barry Rubenstein

Barry Rubenstein, a General Partner

/s/ Barry Rubenstein

Barry Rubenstein

/s/ Marilyn Rubenstein

Marilyn Rubenstein